UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Torre V, Business Park, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 7, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S 2012 NET INCOME INCREASES 12% TO $93.0 MILLION, OR $2.46 PER SHARE;

FOURTH QUARTER 2012 NET INCOME TOTALS $24.6 MILLION, OR $0.64 PER SHARE

PANAMA CITY, February 7, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter and full-year periods ended December 31, 2012.

Full-Year and Fourth Quarter 2012 Business Highlights

•	Bladex’s Full-Year 2012 Net Income (*) totaled $93.0 million, or $2.46 per share, compared to $83.2 million, or $2.25 per share, in 2011. The $9.8 million, or 12%, increase reflected an improved core business in the Commercial Division ($96.3 million, +80% vs. 2011), partially offset by lower contributions from the Treasury Division and from discontinued operations in the Asset Management Unit, which is no longer reported as a separate Bladex business segment, pending completion of its divestiture.

•	The Bank’s fourth quarter 2012 Net Income reached $24.6 million, or $0.64 per share, compared to $13.0 million, or $0.34 per share, in the previous quarter, and $24.8 million, or $0.67 per share in the fourth quarter 2011. The quarterly improvements of 89% and 1%, respectively, mainly reflected improving profitability in the Commercial Division (Net Income of $31.1 million, +31% vs. 3Q12, and +76% vs. 4Q11), partially offset by a fourth quarter 2012 $6.4 million Net Loss in the Treasury Division.

•	The Commercial Division’s 2012 Net Operating Income increased $26.0 million, or 45%, to $83.9 million, compared to $57.9 million in 2011, primarily from higher net interest income due to increased average lending balances (+11%) and average lending rates (+55 bps). The Division’s Net Operating Income in the fourth quarter 2012 totaled $21.2 million, compared to $20.7 million in the previous quarter, and $18.9 million in the fourth quarter 2011.

•	The Commercial Division’s portfolio balance grew 11% year-on-year, and 2% quarter-on-quarter, to $6.0 billion as of December 31, 2012. The average Commercial Loan portfolio increased 10% year-on-year, while the average Commercial Portfolio, mainly consisting of loans and contingencies, increased 8% to $5.4 billion in 2012 compared to $5.0 billion in 2011. Quarterly average balances reached $5.7 billion, up 7% from the previous quarter, and 5% compared to the fourth quarter 2011.

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•	Credit disbursements increased 8% to $11.3 billion in 2012, the highest level in 15 years, compared to $10.5 billion disbursed in 2011. During the fourth quarter 2012, credit disbursements totaled $3.5 billion, an increase of 32% from the third quarter 2012, and 54% from the fourth quarter 2011.

•	The Bank’s credit quality continued to improve with no loan balances in non-accrual status as of December 31, 2012, compared to $24 million, or 0.4%, of the loan portfolio in non-accrual status in the previous quarter, and $32.0 million, or 0.6%, of the loan portfolio, as of December 31, 2011. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.3% as of December 31, 2012, compared to 1.5% as of September 30, 2012, and 1.8% as of December 31, 2011.

•	With the Bank´s long-standing approach to prudent and proactive liquidity management, liquid assets (8) totaled $690 million as of December 31, 2012, compared to $520 million as of September 30, 2012, and $786 million as of December 31, 2011.

•	Deposit balances remained at $2.3 billion as of December 31, 2012, nearly flat compared to the prior quarter, and a year ago. Short-term borrowings and securities sold under repurchase agreements (“Repos”) reached $1.6 billion as of December 31, 2012, while borrowings and long-term debt amounted to $1.9 billion as of December 31, 2012, a $418 million, or 28%, year-on-year increase, as a result of inflows recorded in the first half 2012 from bond issuances and a loan syndication.

•	As of December 31, 2012, the Bank’s Tier 1 capital ratio was 17.9%, the same level as of September 30, 2012, and compared to 18.6% as of December 31, 2011. The Bank’s leverage as of these dates was 8.2x, 7.8x, and 8.4x, respectively. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

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CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Full-Year and Fourth Quarter 2012 results: “Bladex continued to leverage the Bank’s fundamental strengths, and reported strong results in 2012, notwithstanding an environment of heightened volatility and uncertainty, which resulted in generally more subdued growth in both Latin American and global economies. Within this challenging operating environment, Bladex focused on ensuring sustained growth with more clients in more markets, while gradually improving margins and risk profile through careful management of the Bank’s portfolio mix. Efforts were also directed towards diversifying the revenue base by establishing a dedicated cross-functional team composed of commercial relationship managers, product structuring experts and asset distribution managers to generate new fee revenue streams, providing structured transaction expertise tailored to Bladex’s clients´ needs. This has thus far resulted in a number of completed transactions, both small and large, which started to impact the Bank’s non-interest revenues, and laid the groundwork for a solid track-record moving forward. Bladex will continue the Bank’s commercial focus and efforts in 2013 along these lines, encouraged by the Region’s solid growth prospects.

Furthermore, Bladex made the decision to focus the Bank’s activities entirely on Bladex’s core business. In this respect, Bladex’s asset management activities, while highly profitable from a trading results standpoint, have not produced the desired fee revenue stream that was envisioned. The decision to divest the Asset Management Unit was made after a thorough review of all available options. Bladex firmly believes this resolution achieves a gradual, but definitive and orderly exit from non-core, more volatile revenue streams, while allowing the unit to prosper under new stewardship, to Bladex´s benefit.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the book value of loans, selected deposits placed, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of December 31, 2012, the Commercial Division’s portfolio balances totaled $6.0 billion, a 2% increase from the previous quarter, and an 11% increase from the fourth quarter 2011. The increases were mainly attributable to growing demand in the Bank’s client base of Corporations and Financial Institutions (+7% YoY; +1% QoQ) and the continued diversification into the Middle-Market segment (+57% YoY; +17% QoQ), which now accounts for 12% of the portfolio.

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On an annual average basis, the Commercial Portfolio increased 8% in 2012 compared to the previous year. Quarterly average balances increased 7% in the fourth quarter 2012 compared to the previous quarter, and 5% compared to the fourth quarter 2011.

The Commercial Portfolio continued to be short-term and trade-related in nature: $4.6 billion, or 77%, of the Commercial Portfolio matures within one year. Trade financing operations represented 61% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Portfolio by country of risk, which show the diversified countries’ exposure, as well as the diversification of corporate and middle-market companies across industry segments:

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Credit disbursements in 2012 increased 8% to $11.3 billion, the highest level in 15 years, compared to $10.5 billion disbursed in 2011. During the fourth quarter 2012, credit disbursements totaled $3.5 billion, a 32% increase from the third quarter 2012, and 54% from the fourth quarter 2011.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

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(US$ million)	2012	2011	4Q12	3Q12	4Q11
Commercial Division:
Net interest income	$110.0	$81.7	$28.6	$27.5	$24.6
Non-interest operating income (1)	12.2	11.0	4.0	2.8	3.1
Net operating revenues (2)	122.2	92.7	32.6	30.3	27.7
Operating expenses	(38.3)	(34.8)	(11.4)	(9.6)	(8.8)
Net operating income (3)	83.9	57.9	21.2	20.7	18.9
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	9.9	3.0	(1.2)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0
Net Income	$96.3	$53.4	$31.1	$23.7	$17.7

4Q12 vs. 3Q12

The Commercial Division’s fourth quarter 2012 Net Income totaled $31.1 million, compared to $23.7 million in the third quarter 2012. The $7.4 million, or 31%, increase was mainly driven by a $6.9 million increase in reversals of provisions for credit losses due to the release of specific reserves associated with the Bank´s exit from a non-accruing loan exposure during the quarter. Net operating revenues increased 8% to $32.6 million in the fourth quarter 2012 as a result of increased net interest income (+$1.1 million, +4%) mainly associated with higher average loan portfolio balances, and non-interest operating income (+$1.2 million, +43%) mainly due to higher commission income from loan intermediation activities. The revenue increase was partially offset by a $1.8 million, or 19%, increase in allocated operating expenses.

4Q12 vs. 4Q11

The Division’s Net Income increased $13.4 million, or 76%, compared to $17.7 million in the fourth quarter 2011, primarily as a result of: (i) $9.9 million in reversals of provisions for credit losses due to both the release of specific reserves associated with the exit from non-accruing credit exposures and lower generic provision requirements attributable to the Commercial Portfolio´s improved risk profile, compared to $1.2 million in provisions required in the fourth quarter 2011, (ii) a $4.0 million, or 16%, increase in net interest income attributable to higher average loan portfolio balances (+8%) and lending rates (+26 bps), and (iii) a $0.9 million, or 29%, increase in non-interest operating income mainly associated with higher loan intermediation fee activities, partially offset by a $2.6 million, or 30%, increase in operating expenses mainly associated with higher average headcount.

2012 vs. 2011

The Division’s full year 2012 Net Income was $96.3 million, compared to $53.4 million in 2011. The annual increase of $42.9 million, or 80%, was mainly the result of: (i) a $29.5 million, or 32%, increase in net operating revenues mainly attributable to increased net interest income (+$28.3 million, +35%) from higher loan portfolio balances (+11%) and lending rates (+55 bps), and (ii) a $16.8 million positive variation in provisions for credit losses due to improved country and client risk exposure profiles in the Commercial Portfolio; these effects were partially offset by a $3.5 million, or 10%, increase in allocated operating expenses mainly due to higher average headcount.

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TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with its investment securities activities, including management of the Bank’s interest rate, liquidity, price and currency risks. The Division controls deposits in banks and the Bank’s trading assets, securities available-for-sale, and securities held-to-maturity. With the designation of the former Bladex Asset Management Unit as a ‘discontinued operation’ pending completion of the Unit’s divestiture, the Treasury Division segment now incorporates the Bank´s investment in the Investment Funds. The prior period comparative figures have been adjusted accordingly. As of December 31, 2012, the Investment Fund’s net asset value totaled $106 million, compared to $114 million as of September 30, 2012, and $120 million as of December 31, 2011. As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 98.06%, 98.23% and 95.84%, respectively. The Bank has resumed partial redemptions of retained earnings, with $10 million redeemed during fourth quarter 2012.

The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

In-line with Bladex’s long-standing prudent and proactive liquidity management, the Bank’s liquid assets (8) totaled $690 million as of December 31, 2012, compared to $520 million as of September 30, 2012, and $786 million as of December 31, 2011. The liquid assets to total assets ratio improved to 10.2% as of December 31, 2012, compared to 8.2% a quarter ago, and 12.4% in 2011.

As of December 31, 2012, the securities available-for-sale portfolio totaled $183 million, compared to $180 million as of September 30, 2012, as capital market activity was reduced, highlighted by selected bond purchases, and compared to $416 million as of December 31, 2011, as some positions held a year ago were sold in 2012 to take advantage of favorable Latin American debt valuations. As of December 31, 2012, the available-for-sale portfolio consisted of readily quoted Latin American securities, 91% of which were sovereign or state-owned risk (refer to Exhibit XI for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances totaled $2.3 billion as of December 31, 2012, nearly unchanged from the prior quarter and in 2011. Deposits represented 39% of total liabilities at the end of the fourth quarter 2012, compared to 42% a quarter ago, and 41% in 2011. Short-term borrowings and securities sold under repurchase agreements (“Repos”) reached $1,607 million as of December 31, 2012, a 48% quarter-on-quarter increase, and a 5% year-on-year decrease. Borrowings and long-term debt totaled $1.9 billion as of December 31, 2012, a $105 million, or 5%, quarter-on-quarter decrease, and a $418 million, or 28%, year-on-year increase, mainly as a result of inflows recorded in the first half 2012 from bond issuances and a loan syndication.

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(US$ million)	2012	2011	4Q12	3Q12	4Q11
Treasury Division:
Net interest income (loss)	$(5.0)	$21.0	$(4.4)	$(2.4)	$4.5
Non-interest operating income (loss) (1)	14.6	25.1	2.9	(4.4)	7.4
Net operating revenues (losses) (2)	9.6	46.1	(1.5)	(6.8)	11.9
Operating expenses	(17.5)	(15.2)	(4.8)	(3.8)	(4.3)
Net operating income (loss) (3, 4)	(7.9)	30.9	(6.3)	(10.6)	7.6
Net income attributable to the redeemable noncontrolling interest	0.3	0.7	0.1	0.0	0.2
Net Income (Loss)	$(8.2)	$30.2	$(6.4)	$(10.6)	$7.4

4Q12 vs. 3Q12

The Treasury Division reported a fourth quarter 2012 Net Loss of $6.4 million, compared to a Net Loss of $10.6 million in the third quarter 2012. The $4.2 million improvement during the period was the result of a $7.3 million increase in non-interest operating income, mainly related to gains from investments in the Investment Funds, partially offset by a $2.0 million decrease in net interest income, mostly attributable to the amortization of accounting adjustments to financial instruments for which hedge accounting was discontinued, and a $1.0 million increase in operating expenses, mainly associated with higher provisions for variable compensation tied to the performance of the Investment Funds.

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4Q12 vs. 4Q11

Compared to $7.4 million in Net Income reported in the fourth quarter 2011, the Division’s $6.4 million Net Loss in the fourth quarter 2012 was mostly driven by: (i) a $8.9 million decrease in net interest income, resulting from increased average funding costs as average funding tenors were expanded in 2012, along with lower average balances in the available for sale portfolio and a $3.4 million amortization recorded in the fourth quarter 2012 related to financial instruments for which hedge accounting was discontinued in the third quarter 2012, (ii) a $4.5 million decrease in non-interest operating income primarily from lower gains from investments in the Investment Funds and financial derivative instrument valuations, and (iii) a $0.5 million increase in allocated operating expenses.

2012 vs. 2011

The Treasury Division’s $8.2 million Net Loss in 2012, compared to Net Income of $30.2 million in 2011 was due to the combined effects of: (i) a $26.0 million decrease in net interest income, as a result of higher average funding costs due to increased funding tenors, along with lower average interest-earning securities portfolio balances, and $5.0 million in amortizations recorded in 2012 related to financial instruments for which hedge accounting was discontinued in the third quarter 2012, (ii) a $10.5 million decrease in non-interest operating income mainly from lower gains from investments in the Investment Funds and (iii) a $2.3 million increase in allocated operating expenses.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2012	2011	4Q12	3Q12	4Q11
Net Interest Income	$105.0	$102.7	$24.2	$25.1	$29.1
Net Operating Income (Loss) by Business Segment:
Commercial Division	$83.9	$57.9	$21.2	$20.7	$18.9
Treasury Division	$(7.9)	$30.9	$(6.3)	$(10.6)	$7.6
Net Operating Income	$76.0	$88.8	$14.9	$10.1	$26.5
Net income - business segment	$88.4	$84.3	$24.8	$13.1	$25.3
Net income attributable to the redeemable noncontrolling interest	$0.3	$0.7	$0.1	$0.0	$0.2
Net Income attributable to Bladex - business segment	$88.1	$83.6	$24.7	$13.1	$25.1
Other income unallocated - Gain on sale of premises and equipment	$5.6	$0.0	$0.0	$0.0	$0.0
Discontinued operations	$(0.7)	$(0.4)	$(0.1)	$(0.1)	$(0.3)
Net Income attributable to Bladex	$93.0	$83.2	$24.6	$13.0	$24.8

Net Income per Share (5)	$2.46	$2.25	$0.64	$0.34	$0.67
Book Value per common share (period end)	$21.67	$20.45	$21.67	$21.34	$20.45
Return on Average Equity (“ROE”)	11.6%	11.4%	11.9%	6.4%	13.1%
Operating Return on Average Equity ("Operating ROE") (6)	9.5%	12.2%	7.2%	4.9%	14.1%
Return on Average Assets (“ROA”)	1.5%	1.5%	1.6%	0.9%	1.6%
Net Interest Margin	1.70%	1.81%	1.54%	1.64%	1.84%
Efficiency Ratio (7)	42%	36%	52%	57%	33%

Liquid Assets / Total Assets (8)	10.2%	12.4%	10.2%	8.2%	12.4%
Liquid Assets / Total Deposits	29.8%	34.1%	29.8%	22.3%	34.1%

Non-Accruing Loans to Total Loans, net	0.0%	0.6%	0.0%	0.4%	0.6%
Allowance for Credit Losses to Commercial Portfolio	1.3%	1.8%	1.3%	1.5%	1.8%
Credit provision to non-accruing balances	n.m. (*)	304.5%	n.m. (*)	372.3%	304.5%

Total Assets	$6,756	$6,360	$6,756	$6,352	$6,360

(*) "n.m." means not meaningful.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2012	2011	4Q12	3Q12	4Q11
Net Interest Income (loss) ("NII")
Commercial Division	$110.0	$81.7	$28.6	$27.5	$24.6
Treasury Division (i)	(0.0)	21.0	(1.0)	(0.8)	4.5
Consolidated NII from Commercial Activities	110.0	102.7	27.7	26.7	29.1
Amortization of free-standing financial instruments	(5.0)	0.0	(3.4)	(1.6)	0.0
Total NII	$105.0	$102.7	$24.2	$25.1	$29.1

Consolidated Net Interest Margin (ii)	1.78%	1.81%	1.76%	1.74%	1.84%
Total Net Interest Margin (iii)	1.70%	1.81%	1.54%	1.64%	1.84%

(i) Net interest income, excluding the amortization of free-standing financial instruments.

(ii) Consolidated Net interest income, excluding the amortization of free-standing financial instruments assigned to the Treasury Division, divided by the average balance of interest-earning assets.

(iii) Total Net interest income divided by the average balance of interest-earning assets.

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4Q12 vs. 3Q12

During fourth quarter 2012, net interest income reached $24.2 million compared to $25.1 million in the previous quarter, as higher consolidated net interest income from commercial activities was offset by higher amortization of financial instruments for which hedge accounting was discontinued during the third quarter 2012.

4Q12 vs. 4Q11

Net interest income decreased $4.9 million, or 17%, when compared to fourth quarter 2011, primarily due to the combined effects of:

(i)	A $4.1 million decrease in net interest income resulting from relatively higher average interest rates related to the shift in interest bearing liabilities towards longer tenors, along with $3.4 million in amortizations of free-standing financial instruments.

(ii)	Higher average loan portfolio balances, partially offset by lower investment security and deposit balances, resulting in a $1.3 million overall increase in interest income, which were more than offset by the effects of higher interest bearing liability balances (-$2.1 million).

2012 vs. 2011

During 2012, net interest income reached $105.0 million, compared to $102.7 million in 2011. The $2.3 million increase primarily reflected the combined effects of:

(i)	Higher average interest-earning asset levels (+9%), mainly average loan portfolio balances, which resulted in an $12.6 million overall increase in interest income, partially offset by a $11.2 million increase in interest expense, resulting from a 9% increase in average interest-bearing liabilities.

(ii)	A $0.9 million increase in net interest income from the net impact of higher average interest rates on the Bank’s assets and liabilities, mainly driven by an increase in lending margins (+55 bps), partially offset by a shift towards longer interest bearing liability tenors, along with $5.0 million in amortizations of free-standing financial instruments.

FEES AND COMMISSIONS

(US$ million)	2012	2011	4Q12	3Q12	4Q11
Letters of credit	$7.6	$9.4	$1.5	$1.9	$2.9
Loan fees	2.2	1.1	1.8	0.1	0.1
Other*	0.3	0.2	0.0	0.1	0.0
Fees and Commissions, net	$10.0	$10.6	$3.3	$2.1	$3.0

* Net of commission expenses

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Fees and commissions totaled $3.3 million in the fourth quarter 2012, compared to $2.1 million in the previous quarter, and $3.0 million in the fourth quarter 2011. The quarterly increases were mostly the result of loan intermediation fees from mandated transactions, partially offset by lower commission income from letter of credit transactions as average letters of credit portfolio balances decreased.

In 2012, fees and commissions totaled $10.0 million, compared to $10.6 million in 2011, resulting in a $0.6 million, or 6%, decrease in commission income, as increased transactional loan fee income were more than offset by reduced commissions from lower average balances in the letters of credit portfolio.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Dec-11	31-Mar-12	30-Jun-12	30-Sep-12	31-Dec-12
Allowance for Loan Losses:
Balance at beginning of the period	$79.8	$88.5	$79.2	$82.2	$83.0
Provisions (reversals)	7.7	(3.5)	2.9	0.6	(8.3)
Charge-offs, net of recoveries	1.0	(5.8)	0.0	0.2	(1.7)
End of period balance	$88.5	$79.2	$82.2	$83.0	$73.0

Reserve for Losses on Off- balance Sheet Credit Risk:
Balance at beginning of the period	$15.3	$8.9	$8.0	$10.0	$6.4
Provisions (reversals)	(6.4)	(0.9)	2.0	(3.6)	(1.5)
End of period balance	$8.9	$8.0	$10.0	$6.4	$4.8

Total Allowance for Credit Losses	$97.4	$87.2	$92.1	$89.4	$77.8

The allowance for loan and off-balance sheet credit losses totaled $77.8 million as of December 31, 2012, compared to $89.4 million as of September 30, 2012, and $97.4 million as of December 31, 2011. The $11.6 million quarter-on-quarter and $19.6 million year-on-year net decreases in the total allowance for credit losses were mainly driven by the release of specific reserves associated with the exit from a non-accruing loan exposure, along with the reversal of provisions for losses on off-balance sheet credit risk as total contingencies balances declined, as well as the improved risk profile of the Bank’s portfolio composition. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.3% as of December 31, 2012, compared to 1.5% as of September 30, 2012, and 1.8% as of December 31, 2011.

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As of December 31, 2012, the Bank reported no portfolio balances in non-accrual status, compared to $24 million, or 0.4% of the loan portfolio in the previous quarter, and $32.0 million, or 0.6%, of the loan portfolio, as of December 31, 2011.

OPERATING EXPENSES

(US$ million)	2012	2011	4Q12	3Q12	4Q11
Salaries and other employee expenses	$33.2	$27.8	$10.1	$8.2	$7.1
Depreciation and amortization of premises and equipment	2.3	2.1	0.6	0.7	0.5
Professional services	4.1	4.2	1.4	0.9	1.1
Maintenance and repairs	1.9	1.6	0.5	0.6	0.4
Expenses from the investment fund	3.0	4.4	0.7	0.2	1.4
Other operating expenses	11.4	10.0	2.9	2.9	2.5
Total Operating Expenses	$55.8	$50.1	$16.2	$13.4	$13.0

Quarterly Variation

Operating expenses in the fourth quarter 2012 totaled $16.2 million, compared to $13.4 million in the previous quarter, and $13.0 million in the fourth quarter 2011. The quarterly increases of $2.8 million and $3.2 million, respectively, were primarily attributable to higher salary and other employee expenses.

2012 vs. 2011

During 2012, operating expenses totaled $55.8 million, compared to $50.1 million in 2011. The $5.7 million, or 11%, increase in operating expenses during the year was primarily attributable to salary and other employee expenses mainly from higher average headcount in the Commercial Division and Risk Department, along with other operating expenses resulting from the relocation of the Bank´s corporate office.

The Bank’s 2012 efficiency ratio was 42% compared to 36% in 2011, as the effects of the Commercial Division’s 32% year-on-year net operating revenue increase were more than offset by the impact of lower revenue contributions from the Treasury Division, including lower investment gains from the Investment Funds, and an 11% year-on-year increase in operating expenses, mainly from the higher average headcount.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	2012	2011	4Q12	3Q12	4Q11
Tier 1 Capital (9)	$826	$761	$826	$813	$761
Total Capital (10)	$883	$812	$883	$870	$812
Risk-Weighted Assets	$4,610	$4,090	$4,610	$4,536	$4,090
Tier 1 Capital Ratio	17.9%	18.6%	17.9%	17.9%	18.6%
Total Capital Ratio	19.2%	19.9%	19.2%	19.2%	19.9%
Stockholders’ Equity	$826	$759	$826	$814	$759
Stockholders’ Equity to Total Assets	12.2%	11.9%	12.2%	12.8%	11.9%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(3)	$(1)	$(1)	$(3)
Leverage (times) (11)	8.2	8.4	8.2	7.8	8.4

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of December 31, 2012, the Bank’s Tier 1 capital ratio was 17.9%, the same level as of September 30, 2012, and compared to 18.6% as of December 31, 2011. The Bank’s leverage as of these dates was 8.2x, 7.8x, and 8.4x, respectively.

The Bank’s common shares outstanding totaled 38.1 million as of December 31, 2012, nearly unchanged from September 30, 2012, and compared to 37.1 million as of December 31, 2011.

RECENT EVENTS

▪	Bladex Asset Management: On February 5, 2013, the Bank announced that Bladex reached a substantial agreement on the terms of sale for Bladex’s Asset Management Unit (“the Unit”), and is in the process of completing final documentation. The agreement contemplates the sale of the Unit to current executives of Bladex Asset Management, together with a third party investor. The transaction, which is subject to final documentation and regulatory approvals, is expected to be completed by March 31, 2013.

▪	Quarterly dividend payment: At the Board of Director’s meeting held January 21, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the fourth quarter 2012. The dividend will be paid February 8, 2013, to stockholders registered as of February 1, 2013.

▪	Senior credit facility: On January 16, 2013, the Bank announced the closing of a $130 million syndicated dual-currency, senior, multi-tranche revolving and term-loan credit facility for a Colombia-based company. Bladex acted as the sole bookrunner and administrative agent of this transaction, which was completed in December 2012. The participating banks included several leading financial institutions from Colombia, Panama, and Brazil.

15

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the Investment Funds.

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	The Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the Investment Funds and (vii) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

16

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through December 31, 2012, Bladex had disbursed accumulated credits of approximately $191 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 8, 2013 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 8, 2013. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 19504532. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

17

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2012	September 30, 2012	December 31, 2011	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$707	$539	$843	$168	31%	$(136)	(16)%
Trading assets	5	6	20	(1)	(17)	(15)	(75)
Securities available-for-sale	183	180	416	3	2	(233)	(56)
Securities held-to-maturity	34	27	27	7	26	7	26
Investment fund	106	114	120	(8)	(7)	(14)	(12)
Loans	5,716	5,491	4,960	225	4	756	15
Less:
Allowance for loan losses	73	83	89	(10)	(12)	(16)	(18)
Unearned income and deferred fees	7	7	7	0	0	0	0
Loans, net	5,635	5,401	4,864	234	4	771	16

Customers' liabilities under acceptances	1	1	1	0	0	0	0
Accrued interest receivable	38	36	38	2	6	0	0
Premises and equipment, net	13	12	7	1	8	6	86
Derivative financial instruments used for hedging - receivable	19	21	4	(2)	(10)	15	375
Other assets	15	16	18	(1)	(6)	(3)	(17)

TOTAL ASSETS	$6,756	$6,352	$6,360	$404	6%	$396	6%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$132	$111	$68	$21	19%	$64	94%
Time	2,185	2,224	2,236	(39)	(2)	(51)	(2)
Total Deposits	2,317	2,334	2,304	(17)	(1)	13	1

Trading liabilities	32	31	6	1	3	26	433
Securities sold under repurchase agreements	158	109	377	49	45	(219)	(58)
Short-term borrowings	1,449	980	1,323	469	48	126	10
Acceptances outstanding	1	1	1	0	0	0	0
Accrued interest payable	18	25	12	(7)	(28)	6	50
Borrowings and long-term debt	1,906	2,011	1,488	(105)	(5)	418	28
Derivative financial instruments used for hedging - payable	12	14	54	(2)	(14)	(42)	(78)
Reserve for losses on off-balance sheet credit risk	5	6	9	(1)	(17)	(4)	(44)
Other liabilities	28	23	23	5	22	5	22
TOTAL LIABILITIES	$5,927	$5,535	$5,595	$392	7%	$332	6%

Redeemable noncontrolling interest	3	3	6	0	0	(3)	(50)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	121	121	130	0	0	(9)	(7)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	422	411	373	11	3	49	13
Accumulated other comprehensive loss	(1)	(1)	(3)	0	(17)	2	(67)
Treasury stock	(91)	(92)	(116)	1	(1)	25	(22)

TOTAL STOCKHOLDERS' EQUITY	$826	$814	$759	$12	1%	$67	9%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,756	$6,352	$6,360	$404	6%	$396	6%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2012	September 30, 2012	December 31, 2011	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$49,577	$47,654	$46,093	$1,923	4%	$3,484	8%
Interest expense	(25,329)	(22,571)	(16,965)	(2,758)	12	(8,364)	49

NET INTEREST INCOME	24,248	25,083	29,128	(835)	(3)	(4,880)	(17)

Reversal of provision (provision) for loan losses	8,332	(581)	(7,688)	8,913	n.m. (*)	16,020	(208)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	32,580	24,502	21,440	8,078	33	11,140	52

OTHER INCOME (EXPENSE):
Reversal of provision for losses on off-balance sheet credit risk	1,536	3,609	6,447	(2,073)	(57)	(4,911)	(76)
Fees and commissions, net	3,283	2,094	2,959	1,189	57	324	11
Derivative financial instrument and hedging	(470)	(1,859)	1,480	1,389	(75)	(1,950)	(132)
Net gain (loss) from investment fund trading	3,113	(2,638)	6,080	5,751	(218)	(2,967)	(49)
Net gain (loss) from trading securities	(241)	2,276	(4,854)	(2,517)	(111)	4,613	(95)
Net gain on sale of securities available-for-sale	0	0	373	0	n.m. (*)	(373)	(100)
Gain (loss) on foreign currency exchange	321	(2,358)	4,255	2,679	(114)	(3,934)	(92)
Other income, net	856	917	183	(61)	(7)	673	368
NET OTHER INCOME	8,398	2,041	16,923	6,357	311	(8,525)	(50)

OPERATING EXPENSES:
Salaries and other employee expenses	(10,078)	(8,188)	(7,097)	(1,890)	23	(2,981)	42
Depreciation and amortization of premises and equipment	(638)	(673)	(458)	35	(5)	(180)	39
Professional services	(1,405)	(884)	(1,114)	(521)	59	(291)	26
Maintenance and repairs	(498)	(565)	(394)	67	(12)	(104)	26
Expenses from the Investment Fund	(745)	(193)	(1,447)	(552)	286	702	(49)
Other operating expenses	(2,861)	(2,937)	(2,538)	76	(3)	(323)	13
TOTAL OPERATING EXPENSES	(16,225)	(13,440)	(13,048)	(2,785)	21	(3,177)	24

Net Income from continuing operations	$24,753	$13,103	$25,315	$11,650	89	$(562)	(2)

Net Loss from discontinued operations	$(89)	$(130)	$(306)	$41	(32)	$217	(71)

Net Income	$24,664	$12,973	$25,009	$11,691	90	$(345)	(1)

Net Income (loss) attributable to the redeemable noncontrolling interest	86	(37)	212	123	(332)	(126)	(59)

NET INCOME ATTRIBUTABLE TO BLADEX	$24,578	$13,010	$24,797	$11,568	89%	$(219)	(1)%

PER COMMON SHARE DATA:
Basic earnings per share	0.64	0.34	0.67
Diluted earnings per share	0.64	0.34	0.66

Weighted average basic shares	38,144	38,031	37,127
Weighted average diluted shares	38,397	38,246	37,418

PERFORMANCE RATIOS:
Return on average assets	1.6%	0.9%	1.6%
Return on average stockholders' equity	11.9%	6.4%	13.1%
Net interest margin	1.54%	1.64%	1.84%
Net interest spread	1.26%	1.35%	1.64%
Operating expenses to total average assets	1.03%	0.88%	0.82%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

EXHIBIT III

	FOR THE YEAR ENDED,
	December 31, 2012	December 31, 2011
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$104,977	$102,710
Fees and commissions, net	10,021	10,619
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	12,389	(4,393)
Derivative financial instrument and hedging	71	2,923
Recoveries, net of impairment of assets	0	(57)
Net gain from investment fund trading	7,011	20,314
Net gain (loss) from trading securities	11,234	(6,494)
Net gain on sale of securities available-for-sale	6,030	3,413
Gain (loss) on foreign currency exchange	(10,525)	4,269
Gain on sale of premises and equipment	5,626	0
Other income, net	2,986	1,059
Operating expenses	(55,814)	(50,087)
Net Income from continuing operations	94,006	84,276
Net Loss from discontinued operations	(681)	(420)
Net Income	$93,325	$83,856
Net Income attributable to the redeemable noncontrolling interest	293	676
NET INCOME ATTRIBUTABLE TO BLADEX	$93,032	$83,180

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	222	463
Investment fund	106	120
Loans, net	5,635	4,864
Total assets	6,756	6,360
Deposits	2,317	2,304
Securities sold under repurchase agreements	158	377
Short-term borrowings	1,449	1,323
Borrowings and long-term debt	1,906	1,488
Total liabilities	5,927	5,595
Stockholders' equity	826	759

PER COMMON SHARE DATA:
Basic earnings per share	2.46	2.25
Diluted earnings per share	2.45	2.24
Book value (period average)	21.26	19.74
Book value (period end)	21.67	20.45

(In thousand):
Weighted average basic shares	37,824	36,969
Weighted average diluted shares	37,938	37,145
Basic shares period end	38,145	37,132

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.5%	1.5%
Return on average stockholders' equity	11.6%	11.4%
Net interest margin	1.70%	1.81%
Net interest spread	1.44%	1.62%
Operating expenses to total average assets	0.90%	0.88%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.6%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.3%	1.8%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.1%	2.5%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.2%	11.9%
Tier 1 capital to risk-weighted assets	17.9%	18.6%
Total capital to risk-weighted assets	19.2%	19.9%

(1)   Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THE YEAR ENDED,
	(A)	(B)	(A) - (B)
	December 31, 2012	December 31, 2011	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$192,437	$157,427	$35,010	22%
Interest expense	(87,460)	(54,717)	(32,743)	60

NET INTEREST INCOME	104,977	102,710	2,267	2

Reversal of provision (provision) for loan losses	8,343	(8,841)	17,184	(194)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION
(PROVISION) FOR LOAN LOSSES	113,320	93,869	19,451	21

OTHER INCOME (EXPENSE):
Reversal of provision for losses on off-balance sheet credit risk	4,046	4,448	(402)	(9)
Fees and commissions, net	10,021	10,619	(598)	(6)
Derivative financial instrument and hedging	71	2,923	(2,852)	(98)
Recoveries, net of impairment of assets	0	(57)	57	(100)
Net gain from investment fund trading	7,011	20,314	(13,303)	(65)
Net gain (loss) from trading securities	11,234	(6,494)	17,728	(273)
Net gain on sale of securities available-for-sale	6,030	3,413	2,617	77
Gain (loss) on foreign currency exchange	(10,525)	4,269	(14,794)	n.m. (*)
Gain on sale of premises and equipment	5,626	0	5,626	n.m. (*)
Other income, net	2,986	1,059	1,927	182
NET OTHER INCOME	36,500	40,494	(3,994)	(10)

OPERATING EXPENSES:
Salaries and other employee expenses	(33,171)	(27,825)	(5,346)	19
Depreciation and amortization of premises and equipment	(2,269)	(2,139)	(130)	6
Professional services	(4,053)	(4,151)	98	(2)
Maintenance and repairs	(1,936)	(1,634)	(302)	18
Expenses from the Investment Fund	(2,953)	(4,372)	1,419	(32)
Other operating expenses	(11,432)	(9,966)	(1,466)	15
TOTAL OPERATING EXPENSES	(55,814)	(50,087)	(5,727)	11

Net Income from continuing operations	$94,006	$84,276	$9,730	12

Net Loss from discontinued operations	(681)	(420)	$(261)	62

Net Income	$93,325	$83,856	$9,469	11

Net Income attributable to the redeemable noncontrolling interest	293	676	(383)	(57)

Net Income attributable to Bladex	$93,032	$83,180	$9,852	12%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2012			September 30, 2012			December 31, 2011
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$521	$0.4	0.28%	$713	$0.4	0.23%	$648	$0.7	0.40%
Loans, net of unearned income & deferred loan fees	5,400	47.3	3.43	5,029	45.5	3.54	5,011	40.6	3.17
Non-accrual loans	14	0.6	15.43	24	0.5	8.82	33	0.6	7.40
Trading assets	5	0.0	0.00	7	0.0	0.00	23	0.3	4.66
Investment securities	212	1.2	2.16	204	1.1	2.16	446	3.4	3.02
Investment fund	106	0.2	0.56	119	0.1	0.26	127	0.5	1.43

TOTAL INTEREST EARNING ASSETS	$6,259	$49.6	3.10%	$6,096	$47.7	3.06%	$6,289	$46.1	2.87%

Non interest earning assets	54			56			98
Allowance for loan losses	(79)			(82)			(82)
Other assets	15			15			17

TOTAL ASSETS	$6,249			$6,084			$6,321

INTEREST BEARING LIABILITIES
Deposits	$2,204	$3.6	0.63%	$2,259	$3.3	0.58%	$2,306	$2.6	0.45%
Trading liabilities	38	0.0	0.00	0	0.0	0.00	3	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.2	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,202	4.8	1.57	881	3.7	1.65	1,620	5.8	1.39
Borrowings and long term debt (**)	1,949	16.9	3.39	2,041	15.5	2.97	1,494	8.4	2.20

TOTAL INTEREST BEARING LIABILITIES	$5,393	$25.3	1.84%	$5,181	$22.6	1.70%	$5,422	$17.0	1.22%

Non interest bearing liabilities and other liabilities	$27			$85			$144

TOTAL LIABILITIES	5,421			5,266			5,566

Redeemable noncontrolling interest	3			3			5

STOCKHOLDERS' EQUITY	$825			$814			750

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,249			$6,084			$6,321

NET INTEREST SPREAD			1.26%			1.35%			1.64%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$24.2	1.54%		$25.1	1.64%		$29.1	1.84%
(*)	"n.m." means not meaningful.
(**)	Includes the amortization of free-standing financial instruments of $3.4 million in 4Q12, $1.6 million in 3Q12, and nil in 4Q11.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE TWELVE MONTHS ENDED
	December 31, 2012			December 31, 2011
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$711	$1.9	0.26%	$458	$1.4	0.29%
Loans, net of unearned income & deferred loan fees	5,064	181.1	3.52	4,576	137.9	2.97
Non-accrual loans	23	2.1	9.17	29	2.4	8.03
Trading assets	7	0.1	0.94	30	1.8	5.79
Investment securities	254	6.4	2.48	441	11.7	2.61
Investment fund	117	0.9	0.74	148	2.3	1.56

TOTAL INTEREST EARNING ASSETS	$6,177	$192.4	3.06%	$5,681	$157.4	2.73%

Non interest earning assets	55			71
Allowance for loan losses	(82)			(81)
Other assets	20			16

TOTAL ASSETS	$6,169			$5,687

INTEREST BEARING LIABILITIES
Deposits	$2,258	$12.9	0.56%	$2,074	$8.8	0.42%
Trading liabilities	10	0.0	0.00	2	0.0	0.00
Investment fund	0	0.1	n.m. (*)	0	0.3	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,126	19.9	1.74	1,369	15.6	1.12
Borrowings and long term debt (**)	1,892	54.5	2.83	1,392	30.0	2.12

TOTAL INTEREST BEARING LIABILITIES	$5,285	$87.5	1.63%	$4,838	$54.7	1.12%

Non interest bearing liabilities and other liabilities	$76			$111

TOTAL LIABILITIES	5,361			4,949

Redeemable noncontrolling interest	4			8

STOCKHOLDERS' EQUITY	804			730

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,169			$5,687

NET INTEREST SPREAD			1.44%			1.62%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$105.0	1.70%		$102.7	1.81%
(*)	"n.m." means not meaningful.
(**)	Includes the amortization of free-standing financial instruments of $5.0 million in 2012, and nil in 2011.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR						FOR THE YEAR
	ENDED	FOR THE THREE MONTHS ENDED					ENDED
	DEC 31/12	DEC 31/12	SEP 30/12	JUN 30/12	MAR 31/12	DEC 31/11	DEC 31/11

INCOME STATEMENT DATA:
Interest income	$192,437	$49,577	$47,654	$46,827	$48,379	$46,093	$157,427
Interest expense	(87,460)	(25,329)	(22,571)	(20,811)	(18,749)	(16,965)	(54,717)

NET INTEREST INCOME	104,977	24,248	25,083	26,016	29,630	29,128	102,710

Reversal of provision (provision) for loan losses	8,343	8,332	(581)	(2,916)	3,508	(7,688)	(8,841)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	113,320	32,580	24,502	23,100	33,138	21,440	93,869

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	4,046	1,536	3,609	(2,002)	903	6,447	4,448
Fees and commissions, net	10,021	3,283	2,094	2,346	2,298	2,959	10,619
Derivative financial instrument and hedging	71	(470)	(1,859)	1,960	440	1,480	2,923
Recoveries, net of impairment of assets	0	0	0	0	0	0	(57)
Net gain (loss) from investment fund trading	7,011	3,113	(2,638)	3,727	2,809	6,080	20,314
Net gain (loss) from trading securities	11,234	(241)	2,276	769	8,430	(4,854)	(6,494)
Net gains on sale of securities available-for-sale	6,030	0	0	1,724	4,306	373	3,413
Gain (loss) on foreign currency exchange	(10,525)	321	(2,358)	(538)	(7,950)	4,255	4,269
Gain on sale of premises and equipment	5,626	0	0	5,626	0	0	0
Other income, net	2,986	856	917	278	935	183	1,059

NET OTHER INCOME	36,500	8,398	2,041	13,890	12,171	16,923	40,494

TOTAL OPERATING EXPENSES	(55,814)	(16,225)	(13,440)	(13,505)	(12,644)	(13,048)	(50,087)

Net Income from continuing operations	94,006	24,753	13,103	23,485	32,665	25,315	84,276

Net Loss from discontinued operations	(681)	(89)	(130)	(158)	(304)	(306)	(420)

Net Income	$93,325	$24,664	$12,973	$23,327	$32,361	$25,009	$83,856

Net Income (loss) attributable to the redeemable noncontrolling interest	293	86	(37)	104	140	212	676

NET INCOME ATTRIBUTABLE TO BLADEX	$93,032	$24,578	$13,010	$23,223	$32,221	$24,797	$83,180

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.46	$0.64	$0.34	$0.61	$0.86	$0.67	$2.25

PERFORMANCE RATIOS
Return on average assets	1.5%	1.6%	0.9%	1.5%	2.1%	1.6%	1.5%
Return on average stockholders' equity	11.6%	11.9%	6.4%	11.7%	16.6%	13.1%	11.4%
Net interest margin	1.70%	1.54%	1.64%	1.72%	1.90%	1.84%	1.81%
Net interest spread	1.44%	1.26%	1.35%	1.45%	1.68%	1.64%	1.62%
Operating expenses to average assets	0.90%	1.03%	0.88%	0.89%	0.81%	0.82%	0.88%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/12	DEC 31/11	DEC 31/12	SEP 30/12	DEC 31/11

COMMERCIAL DIVISION:

Net interest income (1)	$110.0	$81.7	$28.6	$27.5	$24.6
Non-interest operating income (2)	12.2	11.0	4.0	2.8	3.1
Operating expenses (3)	(38.3)	(34.8)	(11.4)	(9.6)	(8.8)
Net operating income (4)	83.9	57.9	21.2	20.7	18.9
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	9.9	3.0	(1.2)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX	$96.3	$53.4	$31.1	$23.7	$17.7

Average interest-earning assets (5)	5,092	4,616	5,414	5,053	5,074
End-of-period interest-earning assets (5)	5,709	4,983	5,709	5,484	4,983

TREASURY DIVISION:

Net interest income (loss) (1)	$(5.0)	$21.0	$(4.4)	$(2.4)	$4.5
Non-interest operating income (loss) (2)	14.6	25.1	2.9	(4.4)	7.4
Operating expenses (3)	(17.5)	(15.2)	(4.8)	(3.8)	(4.3)
Net operating income (loss) (4)	(7.9)	30.9	(6.3)	(10.6)	7.6

Net income (loss)	(7.9)	30.9	(6.3)	(10.6)	7.6
Net income attributable to the redeemable noncontrolling interest	0.3	0.7	0.1	0.0	0.2

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(8.2)	$30.2	$(6.4)	$(10.6)	$7.4

Average interest-earning assets (6)	1,085	1,066	844	1,043	1,215
End-of-period interest-earning assets (6)	1,035	1,397	1,035	866	1,397

CONSOLIDATED:

Net interest income (1)	$105.0	$102.7	$24.2	$25.1	$29.1
Non-interest operating income (loss) (2)	26.8	36.1	6.9	(1.6)	10.5
Operating expenses (3)	(55.8)	(50.0)	(16.2)	(13.4)	(13.1)
Net operating income (4)	76.0	88.8	14.9	10.1	26.5
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	9.9	3.0	(1.2)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0
Net income - business segment	88.4	84.3	24.8	13.1	25.3
Net income attributable to the redeemable noncontrolling interest	0.3	0.7	0.1	0.0	0.2

NET INCOME ATTRIBUTABLE TO BLADEX - BUSINESS SEGMENT	$88.1	$83.6	$24.7	$13.1	$25.1
Other income unallocated - Gain on sale of premises and equipment	5.6	0.0	0.0	0.0	0.0
Discontinued operations	(0.7)	(0.4)	(0.1)	(0.1)	(0.3)

NET INCOME ATTRIBUTABLE TO BLADEX	$93.0	$83.2	$24.6	$13.0	$24.8

Average interest-earning assets	6,177	5,682	6,259	6,096	6,289
End-of-period interest-earning assets	6,744	6,380	6,744	6,350	6,380

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets and gain on sale of premises and equipment.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC12		30SEP12		31DEC11		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY

ARGENTINA	$222	3.6	$284	4.7	$390	6.7	$(62)	$(168)
BRAZIL	1,842	29.9	1,847	30.7	1,984	34.1	(5)	(142)
CHILE	319	5.2	364	6.1	389	6.7	(45)	(70)
COLOMBIA	488	7.9	374	6.2	839	14.4	114	(351)
COSTA RICA	198	3.2	258	4.3	121	2.1	(60)	77
DOMINICAN REPUBLIC	112	1.8	126	2.1	150	2.6	(14)	(38)
ECUADOR	254	4.1	277	4.6	238	4.1	(23)	16
EL SALVADOR	67	1.1	34	0.6	23	0.4	33	44
FRANCE	60	1.0	0	0.0	0	0.0	60	60
GUATEMALA	273	4.4	221	3.7	167	2.9	52	106
HONDURAS	71	1.2	50	0.8	46	0.8	21	25
JAMAICA	10	0.2	24	0.4	2	0.0	(14)	8
MEXICO	547	8.9	685	11.4	498	8.6	(138)	49
NETHERLANDS	77	1.2	112	1.9	20	0.3	(35)	57
NICARAGUA	10	0.2	9	0.1	10	0.2	1	0
PANAMA	390	6.3	286	4.8	178	3.1	104	212
PARAGUAY	27	0.4	19	0.3	30	0.5	8	(3)
PERU	845	13.7	622	10.3	385	6.6	223	460
TRINIDAD & TOBAGO	119	1.9	155	2.6	76	1.3	(36)	43
UNITED STATES	3	0.0	4	0.1	22	0.4	(1)	(19)
URUGUAY	109	1.8	112	1.9	110	1.9	(3)	(1)
VENEZUELA	23	0.4	54	0.9	22	0.4	(31)	1
MULTILATERAL ORGANIZATIONS	63	1.0	43	0.7	98	1.7	20	(35)
OTHER	41	0.7	56	0.9	16	0.3	(15)	25

TOTAL CREDIT PORTFOLIO (1)	$6,170	100%	$6,016	100%	$5,814	100%	$154	$356

UNEARNED INCOME AND COMMISSION (2)	(7)		(7)		(7)		0	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,163		$6,009		$5,807		$154	$356

(1)	Includes book value of loans, selected commercial deposits placed, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC12		30SEP12		31DEC11		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY

ARGENTINA	$222	3.7	$284	4.9	$390	7.3	$(62)	$(168)
BRAZIL	1,797	30.2	1,803	31.0	1,893	35.4	(6)	(96)
CHILE	316	5.3	362	6.2	389	7.3	(46)	(73)
COLOMBIA	459	7.7	345	5.9	737	13.8	114	(278)
COSTA RICA	198	3.3	258	4.4	121	2.3	(60)	77
DOMINICAN REPUBLIC	112	1.9	126	2.2	150	2.8	(14)	(38)
ECUADOR	254	4.3	277	4.8	238	4.4	(23)	16
EL SALVADOR	67	1.1	34	0.6	23	0.4	33	44
FRANCE	60	1.0	0	0.0	0	0.0	60	60
GUATEMALA	273	4.6	221	3.8	162	3.0	52	111
HONDURAS	71	1.2	50	0.9	46	0.9	21	25
JAMAICA	10	0.2	24	0.4	2	0.0	(14)	8
MEXICO	525	8.8	647	11.1	433	8.1	(122)	92
NETHERLANDS	77	1.3	112	1.9	20	0.4	(35)	57
NICARAGUA	10	0.2	9	0.2	10	0.2	1	0
PANAMA	336	5.6	236	4.1	120	2.2	100	216
PARAGUAY	27	0.5	19	0.3	30	0.6	8	(3)
PERU	844	14.2	621	10.7	344	6.4	223	500
TRINIDAD & TOBAGO	119	2.0	155	2.7	76	1.4	(36)	43
UNITED STATES	3	0.1	4	0.1	22	0.4	(1)	(19)
URUGUAY	109	1.8	112	1.9	110	2.1	(3)	(1)
VENEZUELA	23	0.4	54	0.9	22	0.4	(31)	1
OTHER	41	0.7	56	1.0	16	0.3	(15)	25

TOTAL COMMERCIAL PORTFOLIO (1)	$5,953	100%	$5,809	100%	$5,354	100%	$144	$599

UNEARNED INCOME AND COMMISSION (2)	(7)		(7)		(7)		0	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,946		$5,802		$5,347		$144	$599

(1)	Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
	31DEC12	30SEP12	31DEC11	(A) - (B)	(A) - (C)
COUNTRY

BRAZIL	$45	$44	$91	$1	$(46)
CHILE	3	2	0	1	3
COLOMBIA	29	29	102	0	(73)
GUATEMALA	0	0	5	0	(5)
MEXICO	22	38	65	(16)	(43)
PANAMA	54	50	58	4	(4)
PERU	1	1	41	0	(40)
MULTILATERAL ORGANIZATIONS	63	43	98	20	(35)

TOTAL TREASURY PORTOFOLIO (1)	$217	$207	$460	$10	$(243)

(1)	Includes securities available for sale and held to maturity, and trading assets. Excludes the Bank's invesments in the Investment Funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
	4QTR12	3QTR12	4QTR11	(A) - (B)	(A) - (C)
COUNTRY

ARGENTINA	$41	$150	$103	$(109)	$(62)
BRAZIL	361	351	333	10	28
CHILE	187	172	152	15	35
COLOMBIA	250	114	242	136	8
COSTA RICA	128	176	33	(48)	95
DOMINICAN REPUBLIC	222	134	193	88	29
ECUADOR	227	219	199	8	28
EL SALVADOR	51	28	21	23	30
FRANCE	59	0	0	59	59
GUATEMALA	241	164	87	77	154
HONDURAS	58	42	26	16	32
JAMAICA	23	68	37	(45)	(14)
MEXICO	725	360	370	365	355
NETHERLANDS	40	85	5	(45)	35
PANAMA	163	77	31	86	132
PARAGUAY	22	8	17	14	5
PERU	511	286	165	225	346
TRINIDAD & TOBAGO	80	121	96	(41)	(16)
UNITED STATES	23	4	87	19	(64)
URUGUAY	9	12	0	(3)	9
VENEZUELA	17	6	50	11	(33)
MULTILATERAL ORGANIZATIONS	20	0	0	20	20
OTHER	71	89	49	(18)	22

TOTAL CREDIT DISBURSED (1)	$3,529	$2,666	$2,296	$863	$1,233

(1)	Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).